FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                   18 May 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding EGM Statement dated 18 May 2004




                           Baltimore Technologies plc

London, UK - 18 May 2004. The Board of Baltimore Technologies plc (Baltimore,
London: BLM) received a written notice from Acquisitor Holdings (Bermuda) Ltd (Acquisitor) after office hours on Monday, 17 May 2004, requesting an extraordinary meeting of shareholders to consider resolutions to remove the entire Board of Baltimore and to appoint its own directors. This notice follows a similar notice served by Acquisitor on 7 May requiring the same resolutions to be put forward at this year's Annual General Meeting, which is required to be held before the end of August. The Board is reviewing the notice with its advisers and will be taking appropriate action in due course.

On 22 March 2004, Acquisitor requisitioned an EGM with resolutions to remove the entire board, which were rejected by Baltimore shareholders at a meeting held on the 6 May 2004.

Comment

Bijan Khezri, non-Executive Chairman, said:

"At the EGM on 6 May 2004, independent shareholders voted unequivocally against Acquisitor taking control of Baltimore. Immediately following the EGM, Baltimore initiated contact with Acquisitor. A meeting was arranged for this week to enter into a constructive dialogue to explore a mutually acceptable way forward in the interests of all shareholders. Acquisitor has chosen to disregard this and requisition a further EGM instead of waiting for the AGM, at great disruption and significant additional cost to the company and its other shareholders. This again highlights Acquisitor's agenda to seize control of Baltimore's assets at the earliest possible opportunity without making a formal offer and paying a premium to all shareholders for control.

The Board has a duty to resist, with all the means at its disposal, any third party attempting to take control without paying a premium."

                                      - Ends -

For further information:
Smithfield+44 (0) 20 7360 4900
Andrew Hey
Nick Bastin
Will Swan

Information on Baltimore Technologies
Following the completion of the disposal of Baltimore Technologies' core PKI business on 2 December 2003, the continuing Group's assets consist primarily of cash.

www.baltimore.com


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Alfredo Goyanes
                Title:      Company Secretary




Date: 18 May 2004